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                     [Letterhead of The Chubb Corporation]








May 30, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Dear Mr. Rosenberg:

Reference is hereby made to your letter dated May 18, 2006 (the "Letter") to Michael O'Reilly, Vice Chairman and Chief Financial Officer of The Chubb Corporation ("Chubb"), in which you provide comments on Chubb's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. This is to acknowledge Chubb's receipt of the Letter and to confirm that we are in the process of preparing a response to the comments in the Letter. We currently anticipate filing a response to the Letter by Friday, June 16, 2006.

If you have any questions regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ MAUREEN BRUNDAGE
Maureen Brundage
Executive Vice President and General Counsel

Cc:  Dana Hartz
     Lisa Vanjoske
     Michael O'Reilly